INFORMATION CIRCULAR

as at October 6, 2015

This Information Circular is furnished in connection with the solicitation of proxies by the management of Focus Ventures Ltd. (the “Company”) for use at the Annual Meeting of the holders of common shares (“Common Shares”) of the Company to be held on Tuesday, November 17, 2015 (the “Meeting”) and any adjournment thereof, at the time and place and for the purposes set forth in the accompanying notice of the Meeting (the “Notice of the Meeting”).

In this Information Circular, references to “Non-Registered Holders” means shareholders who do not hold Common Shares in their own name and “Intermediaries” refers to brokers, investment firms, clearing houses and similar entities that own securities on behalf of Non-Registered Holders.

PROXIES

Solicitation and Deposit of Proxies

While it is expected that the solicitation will be primarily by mail, proxies may be solicited personally or by telephone by the directors and regular employees of the Company.  All costs of solicitation will be borne by the Company.  The Company has arranged for Intermediaries to forward this Information Circular, form of proxy and other meeting documents (the “Meeting Materials”) to Non-Registered Holders of Common Shares held as of record by those Intermediaries and the Company may reimburse the Intermediaries for their reasonable fees and disbursements in that regard.

The individuals named in the accompanying form of proxy (“Proxy”) are directors or officers of the Company.  A shareholder wishing to appoint some other person (who need not be a shareholder) to represent the shareholder at the Meeting has the right to do so, either by inserting such person’s name in the blank space provided in the Proxy and striking out the printed names or by completing another form of proxy.  The Proxy will not be valid unless the completed, dated and signed form of proxy is received by Computershare Trust Company of Canada, 8th Floor, 100 University Avenue, Toronto, ON M5J 2Y1, not less than 48 hours (excluding Saturdays, Sundays and holidays) before the time for holding the Meeting or any adjournment thereof, or is delivered to the Chairman of the Meeting prior to commencement of the Meeting or any adjournment thereof.

Non-Registered Holders

Only registered holders of Common Shares or the persons they appoint as their proxyholders are permitted to vote at the Meeting.  In many cases, however, Common Shares beneficially owned by a Non-Registered Holder are registered either:

(a)

in the name of an Intermediary that the Non-Registered Holder deals with in respect of the shares.  Intermediaries include banks, trust companies, securities dealers or brokers, and trustees or administrators of self-administered RRSPs, RRIFs, RESPs and similar plans, or

(b)

in the name of a clearing agency, such as The Canadian Depository for Securities Limited, of which the Intermediary is a participant.

In accordance with the requirements of NI 54-101, the Company will distribute the Meeting Materials to Intermediaries and clearing agencies for onward distribution to Non-Registered Holders. The Company does not intend to pay Intermediaries to forward the Meeting Materials if the Non-Registered Holders have provided instructions to their Intermediary that they object to the Intermediary disclosing ownership information about the Non-Registered Holders.  In this case, such Non-Registered Holder will not receive the Meeting Materials if the Intermediary does not assume the cost of delivery.

Intermediaries are required to forward the Meeting Materials to Non-Registered Holders unless a Non-Registered Holder has waived the right to receive Meeting Materials.  Intermediaries often use service companies to forward the Meeting Materials to Non-Registered Holders.  Generally, Non-Registered Holders who have not waived the right to receive Meeting Materials will be sent a voting instruction form which must be completed, signed and returned by the Non-Registered Holder in accordance with the Intermediary’s directions on the voting instruction form.  In some cases, such Non-Registered Holders will instead be given a Proxy which has already been signed by the Intermediary (typically by a facsimile, stamped signature) which is restricted as to the number of Common Shares beneficially owned by the Non-Registered Holder but which is otherwise not completed.  This form of proxy does not need to be signed by the Non-Registered Holder, but, to be used at the Meeting, needs to be properly completed and deposited with Computershare Trust Company as described under “Solicitation and Deposit of Proxies” above.

The purpose of these procedures is to permit Non-Registered Holders to direct the voting of the Common Shares that they beneficially own.  Should a Non-Registered Holder wish to attend and vote at the Meeting in person (or have another person attend and vote on behalf of the Non-Registered Holder), the Non-Registered Holder should strike out the names of the persons named in the Proxy and insert the Non-Registered Holder’s (or such other person’s) name in the blank space provided or, in the case of a voting instruction form, follow the corresponding instructions on the form.

Non-Registered Holders should carefully follow the instructions of their Intermediaries and their service companies, including instructions regarding when and where the voting instruction form or Proxy form is to be delivered.

Voting of Proxies

Common Shares represented by any properly executed Proxy will be voted or withheld from voting on any ballot that may be called for in accordance with the instructions given by the shareholder.  In the absence of such direction, such Common Shares will be voted in favour of the matters set forth herein.

The Proxy, when properly completed and delivered and not revoked confers discretionary authority upon the person appointed proxy thereunder to vote with respect to amendments or variations of matters identified in the Notice of the Meeting, and with respect to other matters which may properly come before the Meeting. In the event that amendments or variations to matters identified in the Notice of Meeting are properly brought before the Meeting or any further or other business is properly brought before the Meeting, it is the intention of the persons designated in the Proxy to vote in accordance with their best judgment on such matters or business.  As at the date hereof, the management of the Company knows of no such amendment, variation or other matter that may be come before the Meeting.

Revocation of Proxies

A shareholder who has given a Proxy may revoke it by an instrument in writing executed by the shareholder or by his attorney authorized in writing or, where the shareholder is a corporation, by a duly authorized officer or attorney of the corporation, and delivered either to the registered office of the Company, 200 Burrard Street, Suite 650, Vancouver, British Columbia, V6C 3L6, at any time up to and including the last business day preceding the day of the Meeting, or if adjourned, any reconvening thereof, or to the Chairman of the Meeting on the day of the Meeting or, if adjourned, any reconvening thereof or in any other manner provided by law.  A revocation of a Proxy does not affect any matter on which a vote has been taken prior to the revocation.

VOTING SECURITIES AND PRINCIPAL HOLDERS THEREOF

As at the date hereof, the Company has issued and outstanding 97,888,554 fully paid and non-assessable common shares, each share carrying the right to one vote.  THE COMPANY HAS NO OTHER CLASSES OF VOTING SECURITIES.

Registered holders of Common Shares as at the Record Date of October 6, 2015 who either personally attend the Meeting or who have completed and delivered a form of proxy in the manner and subject to the provisions described above shall be entitled to vote or to have their shares voted at the Meeting.

To the knowledge of the directors and senior officers of the Company, the only person or company who beneficially owns, directly or indirectly, or exercises control or direction over shares carrying more than 10% of the voting rights attached to all outstanding Common Shares of the Company is:

Name	No. of Shares	Percentage
Sprott Inc. (1)	14,080,054	14.4%

Note :
(1) Institutional investor.

STATEMENT OF EXECUTIVE COMPENSATION

During the fiscal year ended November 30, 2014, three individuals were “named executive officers” of the Company within the meaning of the definition set out in National Instrument Form 51-102F6V, “Statement of Executive Compensation – Venture Issuers” (“Form 51-102F6V”).  As required by Form 51-102F6V, the following includes disclosure of the compensation paid or payable by the Company to Simon Ridgway, its Chief Executive Officer (“CEO”), David Cass, its President, and Kevin Bales, its Chief Financial Officer (“CFO”) (hereinafter collectively referred to as “NEOs”), and to its directors.

Compensation Excluding Compensation Securities

The following summarizes compensation, excluding Compensation Securities (as defined below), paid or payable to NEOs and directors of the Company during the fiscal years ended November 30, 2014 and 2013:

Name and Position	Year	Salary, Consulting Fee, Retainer or Commission ($)	Bonus ($)	Committee or Meeting Fees ($)	Value of Perquisites ($)	Value of All Other Compensation ($)	Total Compensation ($)

Simon Ridgway	2014	17,500 (1)	Nil	Nil	Nil	Nil	17,500
CEO & Director	2013	42,000 (1)	Nil	Nil	Nil	Nil	42,000

David Cass	2014	204,000 (2)	Nil	Nil	Nil	Nil	204,000
President & Director	2013	204,000 (2)	40,000 (3)	Nil	Nil	Nil	244,000

Kevin Bales	2014	28,093 (4)	Nil	Nil	Nil	Nil	28,093
CFO	2013	25,907 (4)	Nil	Nil	Nil	Nil	25,907

Ralph Rushton	2014	100,739 (5)	Nil	Nil	Nil	Nil	100,739
VP, Corporate Development & Director	2013	23,627 (5)	Nil	Nil	Nil	Nil	23,627

Mario Szotlender	2014	Nil	Nil	Nil	Nil	Nil	Nil
Director	2013	Nil	Nil	Nil	Nil	Nil	Nil

Tim Osler	2014	Nil	Nil	Nil	Nil	Nil	Nil
Director	2013	Nil	Nil	Nil	Nil	Nil	Nil

Notes :

(1)

Paid or payable to Mill Street Services Ltd. (“Mill Street”) for the services of Simon Ridgway as CEO of the Company.

(2)

For services as President of the Company.

(3)

Bonus was earned for the 2013 fiscal year.

(4)

Paid or payable to Gold Group Management Inc. (“Gold Group”) for the services of Kevin Bales as CFO of the Company.

(5)

For services as Vice-President, Corporate Development of the Company.  Prior to January 1, 2014, the Company paid Gold Group for the services of Ralph Rushton.

Compensation Securities

The following sets forth the details of stock options, convertible securities, exchangeable securities and similar instruments including stock appreciation rights, deferred share units and restricted stock units (each a “Compensation Security”) granted to NEOs and directors of the Company during the fiscal year ended November 30, 2014:

Name and Position	Type of Compensation Security	Number of Compensation Securities, Number of Underlying Securities, and Percentage of Class (2) (3)		Date of Issue or Grant	Issue, Conversion or Exercise Price ($)	Closing Price of Security or Underlying Security on Date of Grant ($)	Closing Price of Security or Underlying Security at Year End ($)	Expiry Date

Simon Ridgway	Stock Option(1)	500,000	9.5%	Dec. 18, 2013	0.22	0.22	0.19	Dec. 17, 2023
CEO& Director

David Cass	Stock Option(1)	500,000	9.5%	Dec. 18, 2013	0.22	0.22	0.19	Dec. 17, 2023
President & Director

Kevin Bales	Stock Option(1)	150,000	2.8%	Dec. 18, 2013	0.22	0.22	0.19	Dec. 17, 2023
CFO

Ralph Rushton	Stock Option(1)	150,000	2.8%	Dec. 18, 2013	0.22	0.22	0.19	Dec. 17, 2023
VP, Corporate Development & Director

Mario Szotlender	Stock Option(1)	275,000	5.2%	Dec. 18, 2013	0.22	0.22	0.19	Dec. 17, 2023
Director

Tim Osler	Stock Option(1)	50,000	0.9%	Dec. 18, 2013	0.22	0.22	0.19	Dec. 17, 2023
Director

Notes :
(1)	Each stock option entitles the holder to purchase one Common Share of the Company.
(2)	Percentages of the total stock options outstanding as at November 30, 2014.
(3)	As at November 30, 2014, the total number of stock options held by NEOs and directors were:
	Simon Ridgway	835,000
	David Cass	1,025,000
	Kevin Bales	325,000
	Ralph Rushton	300,000
	Mario Szotlender	610,000
	Tim Osler	150,000

The Company’s NEOs and directors did not exercise any Compensation Securities during the fiscal year ended November 30, 2014.

Stock Option Plans and Other Incentive Plans

The Company has a stock option plan, the material terms of which are described under “Particulars of Matters to be Acted Upon – Stock Option Plan” herein.

Compensation Agreements or Arrangements

Mill Street Services Ltd. is paid a monthly fee for the services of Simon Ridgway as CEO of the Company.  Mill Street is controlled by Mr. Ridgway.  There is no written agreement between the parties regarding these services.

Pursuant to an agreement dated July 1, 2012, Gold Group is reimbursed by the Company on a monthly basis for certain shared costs and other business related expenses paid by Gold Group on behalf of the Company, including the services of the Company’s Chief Financial Officer, and prior to January 1, 2014, the services of the Company’s Vice-President, Corporate Development.  The agreement may be terminated by either party on three months’ notice.  Gold Group is controlled by Simon Ridgway, the CEO of the Company.

Oversight and Description of Director and NEO Compensation

The Compensation Committee of the Company’s Board of Directors (the “Board”) is responsible for ensuring that the Company has appropriate procedures for making recommendations to the Board with respect to the compensation of the Company’s executive officers and directors.  The Compensation Committee consists of Simon Ridgway, Mario Szotlender and Tim Osler, of whom Messrs. Szotlender and Osler are independent directors.

The general philosophy of the Company’s compensation strategy is to: (a) encourage management to achieve a high level of performance and results with a view to increasing long-term shareholder value; (b) align management’s interests with the long-term interest of shareholders; (c) provide a compensation package that is designed to attract and retain highly qualified executives and directors; and (d) ensure that total compensation paid takes into account the Company’s overall financial position.

Compensation of the Company’s NEOs is comprised of salaries and/or incentive stock options.  During the fiscal year ended November 30, 2014, stock options were granted to NEOs, and the Company may in the future grant incentive stock options to its NEOs.   In establishing levels of cash compensation and the granting of stock options, the executive’s performance, level of expertise, and responsibilities are considered.

Incentive stock options are granted pursuant to the Company’s stock option plan which is designed to encourage share ownership on the part of the Company’s management, directors, employees and consultants.  The Board believes that the stock option plan aligns the interests of the Company’s personnel with shareholders by linking compensation to the longer term performance of the Company’s shares.  The granting of incentive stock options is an important component of executive compensation as it allows the Company to reward each executive officer’s efforts to increase shareholder value without requiring the use of the Company’s cash reserves.

Stock options are generally granted at the time of the executive’s hiring or appointment and periodically thereafter. Previous grants of options are taken into account by the Compensation Committee and the Board when they consider the granting of new stock options.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

The only equity compensation plan which the Company has in place is its Stock Option Plan (the “Option Plan”) which was previously approved by the shareholders on December 19, 2014.  The Option Plan was established to provide incentive to qualified parties to increase their proprietary interest in the Company and thereby encourage their continuing association with the Company.  The Option Plan provides that the number of common shares of the Company issuable under the Option Plan, together with all of the Company’s other previously established or proposed share compensation arrangements, may not exceed 10% of the total number of issued and outstanding common shares.

The following table sets out information regarding compensation plans under which equity securities of the Company are authorized for issuance, as at November 30, 2014:

EQUITY COMPENSATION PLAN
Plan Category	(a) No. of Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights	(b) Weighted Average Exercise Price of Outstanding Options, Warrants and Rights	(c) No. of Securities Remaining Available for Future Issuance under Equity Compensation Plans (excluding Securities Reflected in column (a))

Equity Compensation Plan	5,280,000	$0.22	2,407,000
Approved by Shareholders

Equity Compensation Plans Not	N/A	N/A	N/A
Approved by Shareholders

Total:	5,280,000	$0.22	2,407,000

On October 6, 2015, the Board approved certain amendments to the Option Plan, which are set out in an Amended and Restated Stock Option Plan (the “Amended Option Plan”).  The Amended Option Plan contains a number of minor or technical modifications, as well as several amendments to the termination provisions set out in the Option Plan.  All outstanding options granted by the Company are governed by the terms and conditions of the Amended Option Plan.

The material terms of the Amended Option Plan are set out below under the heading “Particulars of Matters to be Acted Upon – Stock Option Plan”.

AUDIT COMMITTEE

Pursuant to the provisions of National Instrument 52-110 (“NI 52-110”), the Company’s Audit Committee has adopted a written charter (the “Charter”) that sets out its mandate and responsibilities.  The Charter is attached hereto as Schedule “A”.  As the Company is a “venture issuer” (as defined in NI 52-110), it is relying on the exemption provided to it in Section 6.1 of NI 52-110 with respect to the composition of its Audit Committee and with respect to audit committee reporting obligations.

The Audit Committee of the Company consists of David Cass, Mario Szotlender and Tim Osler, of whom all are considered “financially literate” and Messrs. Szotlender and Osler are considered “independent”, within the meanings given to those terms in NI 52-110.  The education and experience of each audit committee member that is relevant to the performance of his responsibilities as an audit committee member is as follows:

Audit Committee Member	Education and Experience

David Cass

Mr. Cass holds Bachelor of Science Degree in Geology and a Master of Science degree in Mineral Exploration and Mining Geology and is a geologist with over 25 years’ international experience in mineral exploration and mining for precious and base metals.  Fifteen years of his career were spent with major mining company, Anglo American plc, where he held positions of increasing responsibility in jurisdictions such as Turkey, Iran, Eastern Europe and the America's, including 4 years as Senior Geologist in Peru, and 6 years as Exploration Manager for North America where he was responsible for Anglo’s exploration programs throughout Canada, Central America, Mexico, mainland USA and Alaska.  Since 2006, Mr. Cass has worked for junior exploration companies exploring in Canada, Mexico, Central America and Peru.  He is an audit committee member of one other publicly-traded resource company.

Mario Szotlender

Mr. Szotlender holds a degree in international relations and has successfully directed Latin American affairs for numerous private and public companies over the past 25 years.  He has been involved in various mineral exploration and development joint ventures (precious metals and diamonds) in Central and South America, including heading several mineral operations in Venezuela, including Las Cristinas in the 1980’s.  Mr. Szotlender is a director and/or audit committee member of several other publicly-traded resource companies, and consults to several private exploration companies.

Tim Osler	Mr. Osler owns and operates a mining consulting and retail mining equipment business, and has developed a gold mining placer property in the Yukon Territory which is currently producing.

The Committee has adopted specific policies and procedures for the engagement of non-audit services, all as more particularly described in the Audit Committee’s Charter under the heading “Responsibilities and Authority”.  Fees billed to the Company during the past two fiscal years for services by the external auditors are as follows:

	2014	2013
Audit Fees	$31,500	$53,000
Audit-Related Fees	$ Nil	$ 5,000
Tax Fees	$ 2,000	$ 3,000
All Other Fees	$ 9,500	$ Nil
	$43,000	$61,000

“Audit Fees” are the aggregate fees billed for the audit of the Company’s consolidated annual financial statements.

“Audit-Related Fees” are fees charged for assurance and related services that are reasonably related to the performance of the audit or review of the Company’s financial statements and are not reported under “Audit Fees”.   The 2013 amount relates to assistance with IFRS transitional matters.

“Tax Fees” are fees for tax return preparation.

“All Other Fees” are amounts not included in the categories above.  The 2014 amount relates to assistance with the preparation of the Company’s SEC registration statement.

CORPORATE GOVERNANCE

The Board is of the view that the Company’s corporate governance practices are appropriate and effective for the Company, given its relatively small size and limited operations.  The Company’s method of corporate governance allows for the Company to operate efficiently, with simple checks and balances that control and monitor management and corporate functions without excessive administrative burden.

Pursuant to National Instrument 58-101, “Disclosure of Corporate Governance Practices”, the Company is required to and hereby discloses its corporate governance practices as follows:

Board of Directors

The Board considers Mario Szotlender and Tim Osler to be “independent” according to the definition set out in NI 52-110.  Simon Ridgway, David Cass and Ralph Rushton are not independent as they are officers of the Company.

The independent Directors believe that their knowledge of the Company’s business, and their independence are sufficient to facilitate the functioning of the Board independently of management.  The independent directors do not hold regularly scheduled meetings at which non-independent directors and members of management are not in attendance.  However, during the course of a directors’ meeting, if they deem it appropriate, the independent directors may meet in camera.

Directorships

The directors of the Company are presently directors of one or more other reporting issuers, as follows:

Director	Other Issuers
Simon Ridgway	Fortuna Silver Mines Inc. Medgold Resources Corp. Rackla Metals Inc. Radius Gold Inc.

David Cass	Rackla Metals Inc.

Mario Szotlender	Atico Mining Corporation Endeavour Silver Corp. Fortuna Silver Mines Inc. Radius Gold Inc. Revelo Resources Corp.

Ralph Rushton	Medgold Resources Corp. Rackla Metals Inc.

Orientation and Continuing Education

Management will ensure that a new appointee to the Board of Directors receives the appropriate written materials to fully apprise him or her of the duties and responsibilities of a director pursuant to applicable law and policy.  Each new director brings a different skill set and professional background, and with this information, the Board is able to determine what orientation to the nature and operations of the Company’s business will be necessary and relevant to each new director.

Ethical Business Conduct

The Board expects management to operate the business of the Company in a manner that enhances shareholder value and is consistent with the highest level of integrity.  Accordingly, the Board has adopted a Code of Ethics which has been filed on SEDAR at www.sedar.com.  In addition, the Board must comply with conflict of interest provisions in Canadian corporate law, including relevant securities regulatory instruments, in order to ensure that directors exercise independent judgment in considering transactions and agreements in respect of which a director or executive officer has a material interest.

The Board has also adopted a policy establishing the procedure for Company personnel to report, with protection from reprisals and on a confidential or anonymous basis, any concerns regarding accounting, audit, internal controls, or financial reporting.  Complaints are to be reported to the Chairman of the Company’s Audit Committee.

Corporate Governance and Nominating Committee

The Corporate Governance and Nominating Committee of the Company consists of Mario Szotlender, Ralph Rushton and Tim Osler, the majority of whom are independent directors.  While the Corporate Governance and Nominating Committee is not entirely independent, the Company believes that the independent members are sufficient to facilitate the functioning of the committee independently of management of the Company.  Under the supervision of the Board, this Committee has overall responsibility for developing the Company’s approach to corporate governance including recommending corporate governance issues for review, discussion or action, and such other initiatives as are necessary or desirable to provide effective corporate governance for the Company.  This Committee is also responsible for identifying and recommending to the Board possible candidates for the Board as necessary, after considering the competencies and skills the directors as a group should possess, and considering the appropriate size of the Board.

Compensation Committee

The Compensation Committee of the Company consists of Simon Ridgway, Mario Szotlender and Tim Osler, the majority of whom are independent directors.  While the Compensation Committee is not entirely independent, the Company believes that the independent members are sufficient to facilitate the functioning of the committee independently of management of the Company.  The Compensation Committee has overall responsibility for recommending levels of executive compensation that are competitive and motivating in order to attract, hold and inspire executive officers and directors.  It makes recommendations to the Board regarding executive officer and director compensation, bonus plans for management and key employees, and equity-based plans such as incentive stock options.

Assessments

The Company has not determined formal means or methods to regularly assess the Board, its committees or the individual directors with respect to their effectiveness and contributions.  The Board periodically reviews its own performance and effectiveness as well as the charters of its committees.  Effectiveness is subjectively measured by comparing actual corporate results with stated objectives.  The contributions of an individual director are informally monitored by the other Board members, having in mind the business strengths of the individual and the purpose of originally nominating the individual to the Board.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

In order to raise funds to cover the purchase of a 70% interest in the Bayovar 12 phosphate project in Peru, the Company entered into a credit agreement whereby Resource Income Partners Limited Partnership and Sprott Resource Lending Partnership (the “Lenders”) lent US$5,000,000 (the “Loan”) to the Company.  The closing of the Loan took place on March 26, 2015.  Key terms of the Loan are:

•

an interest rate of 12% per annum and a maturity date of September 30, 2016;

•

the loan is repayable prior to maturity, in full or in part, at the option of the Company, provided a minimum of six months of interest has been paid;

•

the Lenders received a structuring fee of US$75,000 cash, and a drawdown fee equal to 3.5% of the amount drawn paid by the issuance of 1,018,554 Common Shares to the Lenders; and

•

the Company was to complete within 90 days of the closing of the Loan an equity financing to raise net proceeds of at least US$1,500,000 which will be used to prepay a portion of the Loan.

On June 3, 2015, the Company completed a private placement financing (the “Private Placement”) pursuant to which Exploration Capital Partners 2012, LP (“Exploration Capital”) purchased 1,859,500 Common Shares of the Company at $0.20 per Common Share.

The Lenders and Exploration Capital are controlled by Sprott Inc., of 200 Bay Street, Suite 2700, Toronto, ON M5J 2J1.  Prior to the completion of the Loan and the Private Placement, Sprott Inc. was an insider of the Company by virtue of indirectly holding more than 10% of the issued capital of the Company.  After completion of the Loan and the Private Placement, Sprott Inc. held indirectly, or had control or direction over, 14,080,054 Common shares, or 14.4% of the issued capital of the Company.

Other than as disclosed in this Information Circular, no insider, proposed nominee for election as a director, or any associate or affiliate of the foregoing, had any material interest, direct or indirect, in any transaction or proposed transaction since December 1, 2013 which has materially affected or would materially affect the Company or its subsidiaries.

PARTICULARS OF MATTERS TO BE ACTED UPON

To the knowledge of the Board, the only matters to be brought before the Meeting are those matters set forth in the accompanying Notice, as more particularly described as follows:

Appointment and Remuneration of Auditors

The management of the Company will recommend to the Meeting to appoint BDO Canada LLP, Chartered Accountants, as auditors of the Company for the ensuing year, and to authorize the directors to fix their remuneration.  Amisano Hanson were the auditors of the Company since November 30, 2004, until early 2008 when BDO Canada LLP acquired Amisano Hanson and continued as the Company’s auditors.

Election of Directors

The Board of Directors presently consists of five directors and it is intended to set the number of Directors at five and to elect five Directors at the Meeting.  The persons named below will be presented for election at the Meeting as management’s nominees and the persons named in the accompanying form of proxy intend to vote for the election of these nominees.  Management does not contemplate that any of these nominees will be unable to serve as a director.  Each director elected will hold office until the next annual general meeting of the Company or until his successor is elected or appointed, unless his office is earlier vacated in accordance with the Articles of the Company, or with the provisions of the British Columbia Business Corporations Act.

The following table sets out the names of the nominees for election as directors, where each is ordinarily resident, all offices of the Company now held by them, their principal occupations, the period of time for which each has been a director of the Company, and the number of Common shares of the Company or any of its subsidiaries beneficially owned by each, directly or indirectly, or over which control or direction is exercised, as at the date hereof.

Name, Position and Residency (1)	Principal Occupation or Employment (1)	Period as a Director of the Company	No. of Shares (1)

SIMON RIDGWAY (2) Director, Chairman and Chief Executive Officer British Columbia, Canada	CEO of the Company and Radius Gold Inc. (mineral exploration).	November 5, 1996 to present	5,203,682

DAVID CASS (3) Director & President British Columbia, Canada	President of the Company.	December 17, 2008 to present	1,028,032

MARIO SZOTLENDER (2) (3) (4) Director Caracas, Venezuela	Independent Consultant; Director of several public mining or mineral exploration companies.	May 30, 1995 to present	4,403,513

RALPH RUSHTON (4) Director and Vice-President, Corporate Development British Columbia, Canada	Vice-President, Corporate Development of the Company.	December 18, 2013 to present	556,416

TIM OSLER (2) (3) (4) Director British Columbia, Canada	Retired.	May 30, 1995 to present	226,709

Notes:

(1)

The information as to residency, principal occupation, and shares beneficially owned is not within the knowledge of the management of the Company and has been furnished by the respective nominees.

(2)

Member of the Compensation Committee.

(3)

Member of the Audit Committee.

(4)

Member of the Corporate Governance and Nominating Committee.

Three of the proposed nominees for re-election as a director, Simon Ridgway, Mario Szotlender and Tim Osler, were directors of the Company when, in the past 10 years, its registration under Section 12(g) of the Securities Exchange Act of 1934 was revoked by the United States Securities and Exchange Commission (“SEC”) for failure to keep its filings with the SEC up-to-date.  Upon receipt of the SEC’s notice of proposed revocation, the Company filed a settlement agreement with the SEC consenting to the revocation as the Company was dormant at that time.  In January 2015, the Company filed a registration statement with the SEC to re-register its common shares under Section 12(g) of the U.S. Exchange Act, which became effective in March 2015.  The effectiveness of such registration statement removes the prior restrictions on market participants trading the Company’s shares in United States markets.

Stock Option Plan

The TSX Venture Exchange (the “Exchange”) requires that the Company obtain shareholder approval to its stock option plan yearly at the annual general meeting.  The material terms of the Amended Option Plan are as follows:

1.

the Amended Option Plan reserves a rolling maximum of 10% of the issued capital of the Company at the time of granting of each option, with no vesting provisions other than the vesting restrictions required by the Exchange for options granted to investor relations consultants;

2.

no more than 5% of the issued capital may be reserved for issuance to any one individual in any 12 month period;

3.

no more than 2% of the issued capital may be reserved for issuance to any Consultant (as defined by the Exchange) or to an optionee providing investor relations services in any 12 month period;

4.

the minimum exercise price of an option cannot be less than the Market Price (as defined by the Exchange) of the Company’s shares;

5.

options may be granted for a period of up to 10 years;

6.

options are non-assignable and non-transferable;

7.

unless otherwise determined by the Board, a vested option is exercisable for up to 90 days from the date the optionee ceases to be a director, officer, employee or service provider of the Company or of its subsidiaries, unless: (i) such optionee was terminated for cause, in which case the option shall be cancelled, or (ii) if an optionee dies, the legal representative of the optionee may exercise the option for up to one year from the date of death;

8.

unless otherwise determined by the Board, if an optionee’s employment or service with the Company is terminated by the Company without cause, by the optionee for “Good Reason” (as defined in the Amended Option Plan) or due to disability or death, a portion of the unvested options held by such optionee shall immediately vest according to a set formula;

9.

unless otherwise determined by the Board, where an optionee’s employment is terminated by the Company within 12 months after a change of control of the Company, the optionee resigns for Good Reason within 12 months after a change of control, or if the optionee dies while performing his or her regular duties as a director, officer and/or employee of the Company or its subsidiaries, then all of his or her outstanding options shall immediately vest; and

10.

there are provisions for adjustment in the number of shares issuable on exercise of options in the event of a share consolidation, split, reclassification or other relevant change in the Company’s corporate structure or capitalization.

In order to approve the Amended Option Plan for the ensuing year, the shareholders will be asked at the Meeting to approve an ordinary resolution as follows:

“RESOLVED that the Amended Option Plan of the Company, with terms substantially as described in the information circular of the Company dated October 6, 2015, be and is hereby approved, and that the directors of the Company are hereby authorized to make any changes to the Plan which may be required in order to obtain acceptance for filing by the Exchange.”

Other Matters

Management of the Company knows of no matters to come before the Meeting other than those referred to in the Notice of Meeting accompanying this Information Circular.  However, if any other matters properly come before the Meeting, it is the intention of the persons named in the form of proxy accompanying this Information Circular to vote the same in accordance with their best judgment of such matters.

ADDITIONAL INFORMATION

Additional information relating to the Company is available for viewing at www.sedar.com.  Financial information is provided in the Company’s financial statements and accompanying management’s discussion and analysis for the fiscal year ended November 30, 2014.  Copies of financial statements and accompanying MD&A may be obtained by contacting the Company, attention Corporate Secretary, at 200 Burrard Street, Suite 650, Vancouver, BC V6C 3L6 (Tel: 604-688-5288; Fax: 604-682-1514).

BY ORDER OF THE BOARD

David Cass,

President

SCHEDULE “A”

FOCUS VENTURES LTD.

(the “Company”)

AUDIT COMMITTEE CHARTER

Purpose

The primary function of the Audit Committee is to assist the Board of Directors of the Company (the “Board”) in fulfilling its oversight responsibilities by reviewing the financial information to be provided to the shareholders and others, the systems of internal controls and management information systems established by management and the Company’s external audit process and monitoring compliance with the Company’s legal and regulatory requirements with respect to its financial statements.

Responsibilities and Authority

Subject to the powers and duties of the Board, the Board has delegated to the Audit Committee the following powers and duties to be performed by the Audit Committee on behalf of and for the Board.  Nothing in this Charter is intended to or does confer on any member a higher standard of care or diligence than that which applies to the directors as a whole.

1.

In the course of fulfilling its specific responsibilities hereunder, the Audit Committee is expected to maintain an open communication between the Company’s external auditors and the Board.

2.

The Audit Committee shall be responsible for making the following recommendations to the Board:

(a)

the external auditor to be nominated for the purpose of preparing or issuing an auditor’s report or performing other audit, review or attest services for the Company; and

(b)

the compensation of the external auditor.

3.

The Audit Committee shall be directly responsible for overseeing the work of the external auditor, including the resolution of disagreements between management and the external auditor regarding financial reporting.  This responsibility shall include:

(a)

reviewing with management and the external auditor any proposed changes in major accounting policies, the presentation and impact of significant risks and uncertainties, and key estimates and judgments of management that may be material to financial reporting;

(b)

questioning management and the external auditor regarding significant financial reporting issues discussed during the fiscal period and the method of resolution;

(c)

reviewing audited annual financial statements, in conjunction with the report of the external auditor;

(d)

reviewing any problems experienced by the external auditor in performing the audit, including any restrictions imposed by management or significant accounting issues on which there was a disagreement with management; and

(e)

reviewing the evaluation of internal controls by the external auditor, together with management’s response.

4.

The Audit Committee shall review interim unaudited financial statements before release to the public.

5.

The Audit Committee shall review all public disclosures of audited or unaudited financial information before release, including any prospectus, annual report, annual information form, and management’s discussion and analysis.

6.

The Audit Committee shall review the appointments of the chief financial officer and any other key financial executives involved in the financial reporting process, as applicable.

7.

Except as exempted by securities regulatory policies, the Audit Committee shall pre-approve all non-audit services to be provided to the Company or its subsidiary entities by the external auditor.

8.

The Audit Committee shall establish procedures for:

(a)

the receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls, or auditing matters; and

(b)

the confidential, anonymous submission by employees of the Company of concerns regarding questionable accounting or auditing matters.

9.

The Audit Committee shall periodically review and approve the Company’s hiring policies, if any, regarding partners, employees and former partners and employees of the present and former external auditor of the Company.

10.

The Audit Committee shall have the authority to:

(a)

to engage independent counsel and other advisors as it determines necessary to carry out its duties;

(b)

to set and pay the compensation for any advisors employed by the Audit Committee; and

(c)

to communicate directly with the external auditors.

The Audit Committee does not plan or perform audits or warrant the accuracy or completeness of the Company’s financial statements or financial disclosure or compliance with generally accepted accounting procedures as these are the responsibility of management and the external auditors.

Relationship with External Auditors

The external auditor is required to report directly to the Audit Committee.  Opportunities shall be afforded periodically to the external auditor and to members of senior management to meet separately with the Audit Committee.

Composition

The Audit Committee is composed of a minimum of three Directors, a majority of whom are independent and all of whom have relevant skills and/or experience in the Audit Committee’s areas of responsibility as required by the securities laws applicable to the Company, including those of any stock exchange on which the Company’s securities are traded.

The members and Chair of the Audit Committee are appointed or confirmed by the Board annually and hold office at the pleasure of the Board.  The Board fills any vacancy on, or any additional members to, the Audit Committee.

Structure and Operations

1.

The Audit Committee shall meet in person or by conference call as frequently as necessary to carry out its responsibilities under this Charter, but in any event at least once per year.

2.

With the assistance of the Corporate Secretary of the Company, the Audit Committee Chair shall be responsible for calling the meetings of the Audit Committee, establishing meeting agenda with input from management, and supervising the conduct of the meetings.

3.

The minutes of all meetings shall be recorded by the Corporate Secretary of the Company or such other person as appointed by the Audit Committee Chair.

4.

A majority of the independent members of the Audit Committee will constitute a quorum for conducting business at a meeting of the Audit Committee.

5.

The Audit Committee may request any officer or other employee of the Company, or any representative of the Company’s legal counsel or other advisors, to attend a meeting or to meet with any members or representatives of the Audit Committee.

Effective Date

This Charter was implemented by the Board on October 22, 2014.